Exhibit 99.9

NICE Enhances NICE COMPASS with Automated System Health Checks for
Voice Trade Communications and Recording

With MiFID II deadline approaching fast, FSOs need new automated tools to perform health checks to ensure systems are operational

Hoboken, N.J. – December 12, 2017 – Financial Services Organizations (FSOs) are under mounting pressure from financial regulators to provide accurate records of trading communications. Under MiFID II’s strict regulations, which goes into effect on January 3, 2018, FSOs will have to ensure that the systems used to conduct and record trading com-munications are fully operational at all times, and that captured voice recordings are of high quality and useable, to avoid additional scrutiny from regulators and possible financial penalties. To address these challenges, NICE (Nasdaq:NICE), a leading provider of financial communication compliance and trade reconstruction solutions, is introducing a new Automated Voice Trade Communication and Recording System Health Check capability as part of its NICE COMPASS solution suite.

For more than a decade, FSOs have relied on manual methods to perform voice trade communication and recording system checks. These methods typically require teams of employees to walk the trading floor, place test calls on turrets and phone sets, and then retrieve the recordings to confirm that all systems are working as intended. While this labor-intensive process has always been a headache for FSOs, come January 3rd the sheer volume of additional testing required to ensure compliance with MiFID II will make it virtually impossible to perform this work manually.

MiFID II greatly expands the scope of regulated users, asset classes and communications that need to be recorded, by implication also expanding the number of systems and devices that need to undergo testing as well. Under MiFID II, all communications that could potentially to lead to a transaction must be recorded, instead of the previous, narrower mandate of client orders and transactions. Additionally since manual checks are typically only performed on a small sample of devices, this leaves FSOs vulnerable to additional regulatory scrutiny and possibly extensive fines under new MiFID II regulations, if recordings of employees covered under MiFID II are not available.

MiFID II’s stricter compliance assurance requirements (which accept no excuses for lost recordings) also imply that FSOs should institute proactive alerting systems to notify if a voice trade communication system is not working, or if conversations are not being properly recorded and retained.

“Under MiFID II business-as-usual ways of performing this testing are no longer going to work,” said Chris Wooten, Executive Vice President, NICE. “In addition to increasing the number of regulated users who need to be recorded, MiFID is raising the regulatory hurdle for FSOs by requiring complete transparency and accountability. It’s no longer sufficient simply to have systems in place that enable conversations to be conducted, recorded and retained; FSOs need to ensure those systems are fully operational and all working together as planned, and provide evidence around the auditing process and results.”

The NICE COMPASS Automated System Health Check capability addresses this problem by replacing error-prone, inefficient manual testing with automated health checks that test all aspects of an FSO’s communication and recording processes (and associated systems) to ensure flawless performance and call recording quality. Scheduled, automated system tests can be centrally managed and remotely performed across the entire FSO enterprise.

Checking every step in the voice communication and recording process to verify that all systems are operational, the NICE COMPASS Automated System Health Check capability also ensures that trading communications for all regulated users are being recorded with good quality audio and properly retained. The new NICE COMPASS capability even simulates calls to ensure all related components (network, gateway, PBX, recording, audio quality, archiving and retention) are fully functional and working together, automatically triggering alerts when problems arise. All health check results are viewable on a browser-based dashboard which enables real-time proactive compliance monitoring across the enterprise.

“Mounting regulations are creating new challenges for FSOs, but these can be easily addressed through automation, and that’s where NICE COMPASS comes in,” added Wooten. “With NICE COMPASS, FSOs can overcome regulatory hurdles by centralizing oversight of the communications compliance process, and automating compliance processes that were previously handled manually. By helping to eliminate manual, error-prone processes, NICE COMPASS can potentially save FSOs millions of dollars in labor costs, while avoiding fines and reputational damage.”

FSO Compliance and Information Technology executives and managers interested in learning more can attend a complimentary webinar on Achieving Recording and Voice Trading Communication System Assurance with Automated Health Checks on January 11, at 10 am EST (15:00 GMT). Register online at www.HolisticSurveillance.com/Webinars.

NICE COMPASS, together with NICE Trading Recording (NTR), provides a comprehensive solution for recording all communications (front office and back office, fixed and mobile), and for assuring complete compliance with financial regulations. Most of the world's leading banks rely on the NTR solution for reliable communications recording for turrets, desk phones, mobile phones, and Unified Communications platforms. NICE COMPASS and NTR are part of NICE's comprehensive suite of holistic surveillance solutions for the financial services industry.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niuceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.